UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                      No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.10 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated August 26, 2010: Sanofi-aventis Comments on Injunctive Relief Hearing Regarding Lovenox®

Exhibit 99.2	Press release dated August 29, 2010: Multaq® First-line Option in New 2010 ESC Guidelines for the Management of Atrial Fibrillation

Exhibit 99.3	Press release dated August 30, 2010: Teriflunomide Significantly Reduced Annualized Relapse Rate and was well Tolerated in MS patients

Exhibit 99.4	Press release dated September 20, 2010: Investigational Compound Once-Daily Lixisenatide Demonstrated Significant Improvement in Glucose Control in Patients with Type 2 Diabetes

Exhibit 99.5	Press release dated September 20, 2010: Adding Lantus® to Oral Antidiabetic Drug Therapy Further Reduced Blood Sugar in Patients with Type 2 Diabetes

Exhibit 99.6	Press release dated September 21, 2010: Sanofi-aventis presents its innovative blood glucose monitoring devices to enhance self-management of diabetes

Exhibit 99.7	Press release dated September 22, 2010: Clinical Update on TAMARIS Phase III Trial for NV1FGF

Exhibit 99.8	Press release dated September 23, 2010: Sanofi-aventis and the Belfer Institute of Applied Cancer Science at the Dana-Farber Cancer Institute Establish Powerful Alliance in Oncology

Exhibit 99.9	Press release dated September 27, 2010: Sanofi Pasteur to Acquire VaxDesign, a U.S. biotechnology company

Exhibit 99.10	Press release dated September 30, 2010: Once-Daily Lixisenatide in Combination with Basal Insulin Demonstrates Significant Improvement in Glucose Control

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1st, 2010	SANOFI-AVENTIS

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated August 26, 2010: Sanofi-aventis Comments on Injunctive Relief Hearing Regarding Lovenox®

Exhibit 99.2	Press release dated August 29, 2010: Multaq® First-line Option in New 2010 ESC Guidelines for the Management of Atrial Fibrillation

Exhibit 99.3	Press release dated August 30, 2010: Teriflunomide Significantly Reduced Annualized Relapse Rate and was well Tolerated in MS patients

Exhibit 99.4	Press release dated September 20, 2010: Investigational Compound Once-Daily Lixisenatide Demonstrated Significant Improvement in Glucose Control in Patients with Type 2 Diabetes

Exhibit 99.5	Press release dated September 20, 2010: Adding Lantus® to Oral Antidiabetic Drug Therapy Further Reduced Blood Sugar in Patients with Type 2 Diabetes

Exhibit 99.6	Press release dated September 21, 2010: Sanofi-aventis presents its innovative blood glucose monitoring devices to enhance self-management of diabetes

Exhibit 99.7	Press release dated September 22, 2010: Clinical Update on TAMARIS Phase III Trial for NV1FGF

Exhibit 99.8	Press release dated September 23, 2010: Sanofi-aventis and the Belfer Institute of Applied Cancer Science at the Dana-Farber Cancer Institute Establish Powerful Alliance in Oncology

Exhibit 99.9	Press release dated September 27, 2010: Sanofi Pasteur to Acquire VaxDesign, a U.S. biotechnology company

Exhibit 99.10	Press release dated September 30, 2010: Once-Daily Lixisenatide in Combination with Basal Insulin Demonstrates Significant Improvement in Glucose Control

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